National Bank of Greece S.A.
Commission File No. 001-14960
Pursuant to Rule 425
Under the Securities Act of 1933

Subject Company: Alpha Bank

The following materials are available at www.nbg.gr and were disseminated by National Bank of Greece S.A. on 21 February 2011 by posting them on such website.

US related information

These materials are provided for informational purposes only and constitute neither an offer to purchase nor a solicitation of an offer to sell shares of National Bank of Greece S.A. (“NBG”) or Alpha Bank. Subject to future developments and if required by applicable law, NBG may file a registration statement or Form CB with the US Securities and Exchange Commission in connection with the proposed merger. Alpha shareholders should read those filings, and any other filings made by NBG with the SEC in connection with the proposed merger, as they will contain important information. Those documents, if and when filed, as well as NBG’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at NBG’s website at www.nbg.gr.

National Bank of Greece Annual Report 2002_Gr_0001Investor Presentation –Proposed Merger with Alpha Bank February 21, 2011 page 2 National Bank of Greece NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION These materials illustrate the information set out in or deriving from NBG’s announcement dated 18 February 2011 in connection with the proposed merger with Alpha. These materials are provided for informational purposes only and are neither an offer to purchase nor a solicitation of an offer to sell shares of NBG or Alpha. Subject to future developments and if required by applicable law, NBG may file a registration statement or Form CB with the SEC in connection with the proposed merger. Alpha shareholders should read those filings, and any other filings made by NBG with the SEC in connection with the proposed merger, as they will contain important information. Those documents, if and when filed, as well as NBG’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at NBG’s website at www.nbg.gr. These materials are neither a profits estimate nor a profits forecast and contain forward-looking statements regarding a possible merger between NBG and Alpha. Such statements which have been prepared on the basis of publicly available information and sources include statements about the benefits of the proposed merger, expected future earnings, revenues and cost savings and other such items. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those predicted in any such forward-looking statements. Such factors include, but are not limited to, the possibility that the possible offer will not be pursued and the risk factors set forth in our filings with the US Securities and Exchange Commission (“SEC”), including our most recently filed Annual Report on Form 20-F and subsequent reports on Form 6-K. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this document except as required by applicable law or regulation. The merger relates to the shares of Greek companies and is proposed to be made by means of a statutory merger under Greek law. Accordingly, the merger is subject to the disclosure requirements and practices applicable in Greece to statutory mergers, which differ from the requirements and practices of the United States. Financial information included regarding NBG and Alpha has been prepared in accordance with IFRS and thus may not be comparable to the financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. Certain of the financial information set out herein arises/has been extracted from publicly available sources which, with the exception of information that has been extracted from NBG’s financial statements, have not been independently verified. , but NBG has no reasons to believe that they are not reliable. However, NBG disclaims any liability in connection with these sources. It may be difficult for investors to enforce their rights and any claim they may have arising under the federal securities laws, since NBG and Alpha are Greek companies, and some or all of their officers and directors are residents of countries other than the United States. Investors may not be able to sue a non-US company or its officers or directors page 3 National Bank of Greece Summary of the Proposal A Friendly Merger Merger of Alpha Bank into National Bank of Greece (NBG) Conditions include: Boards approvals Execution of Framework Agreement Confirmatory due diligence EGMs approvals (both ordinary and preference shareholders) Relevant regulatory approvals Attractive Exchange Ratio Terms 8 new NBG shares for every 11 outstanding Alpha Bank shares, implying a pre-synergies premium to Alpha Bank’s shareholders of: 23.4% on spot exchange ratio as of January 17th, 2011(1) 18.5% on spot exchange ratio as of February 17th, 2011 23.7% on last 12-month average exchange ratio(2) Balanced Corporate Governance Clear corporate governance with Non-Executive Chairman proposed by Alpha Bank and Non-Executive Vice-Chairman and CEO proposed by NBG Proposed Board structure: proportionate representation to the relative pro-forma ownership in the combined entity Balanced split between Alpha Bank’s and NBG’s top tier management Compelling Value Creation(3) Synergies estimated in €550 – 700 MM per annum on a fully-phased basis, with an estimated NPV of €3.0 Bn - €3.8 Bn 2012 EPS accretion of 57%-68% for Alpha Bank and of 23%-30% for NBG, assuming fully phased synergies Theoretical value uplift of up to 49%-58% for Alpha Bank and of up to 25%-33% for NBG (1) The day before submission of our proposal (2) Based on the 12-month period prior to the submission of our proposal (3) Please refer to slide 13 for more details on financial assumptions page 4 National Bank of Greece Rationale for the Alpha Bank and NBG combination –1/2 (1) Proforma including the expected benefit from forthcoming Finansbank offering. As of 3Q 2010 •Combined entity would create the leading player in financial services in Greece •Increased scale in domestic market would strengthen competitive position in Greece •The dimension and strength of the combined entity is expected to facilitate the stabilization of the banking system and support economic recovery Leading Player in Greece1 •Increase scale and scope of the SE European platform: –Substantial complementarities across the region, step-up in scale –Improved diversification and lower volatility of earnings –Highly attractive and sizeable Turkish platform Enhanced Scale in SE Europe 2 •Pro-forma Tier 1 of 10.7%(1), highest among the major Greek banks •Combined entity expected to be Basel III compliant from the outset •Enhanced ability for internal capital generation and risk absorption capacity •Intention to repay Government preference shares subject to regulatory approvals and economic developments Strong Balance Sheet3 page 5 National Bank of Greece Rationale for the Alpha Bank and NBG combination –2/2 •Healthy liquidity position: combined entity’s Loan / Deposit ratio at 109% •Improved depositor confidence •Potentially better access to funding markets •Expected to facilitate gradual reduction of ECB exposure over time Liquidity Enhancement4 •Among top 30 European banks by total assets with a combined asset base of close to €200 Bn as of Q3.2010 •Expected to rank among top 25 European banks by market capitalization after anticipated re-rating from value of synergies •Increased international visibility and strength expected to support better access to international capital markets International Positioning5 •Substantial value creation potential for shareholders of both banks •Greek economy and consumers would benefit from increase in scale, improved lending capacity, better products and services, increased efficiency and lower charges •Consistent with the objective of banking consolidation in Greece favoured by regulators, supranationals, customers and investors Benefits for All Stakeholders 6 page 6 National Bank of Greece Leading Player in Greece •Alpha Bank and NBG would create the domestic market leader: –Combined entity would benefit from the largest stand-alone branch network as well as a wider deposit base and mortgage platform –Aggregate market shares across all products would provide strategic benefits and improved international positioning 1 006 186 357 368 432 431 482 575 MarfinPiraeusEmporiki Eurobank ATE Greece: # of Banking Branches Greece: Market Share by Product11% 15% 15% 14% 15% 25% 19% 26% Branches Total Deposits Total Loans Mortgages Source: Greece Bankers Association, Company Information Alpha NBG Alpha + NBG Alpha NBG

page 7 National Bank of Greece Enhanced Scale in SE Europe Total Loans Total Deposits 14 65 56 80 20 67 86 35 44 20 80 33 100 FYROM Albania Serbia Cyprus Bulgaria Romania Turkey Source: Company Information, Brokers Alpha NBG • NBG and Alpha Bank have a portfolio of complementary international operations: – The combined entity would reach critical scale in a number of SEE countries (e.g. Romania, Bulgaria, Serbia, Albania, FYROM) • Highly attractive and sizeable Turkish platform Total (€ Bn) Market Rank(1) (1) By Total Assets 7 69 42 83 17 62 93 31 58 17 83 38 100 FYROM Albania Serbia Cyprus Bulgaria Romania Turkey Alpha NBG Total (€ Bn) #1 #4 #4 #2 #3 #4 #8 11.8 6.4 5.0 5.5 1.7 0.8 0.9 8.8 2.8 2.5 4.0 1.0 0.5 0.9

National Bank of Greece

Resilient Player with Strong Capital and Improved Liquidity Position

- *The merger would provide the shareholders of Alpha Bank and NBG with clear benefits:*
  - *Greater resilience in the event of systemic risks and adverse market developments*
  - *Post-merger entity would have a pro forma Core Tier 1 Ratio of 10.7%, minimizing the anticipated impact of Basel III capital requirements*

Stronger Capitalization

Core Tier 1 Ratio, Q3.2010 (1)



8,6%
13,4%
10.7%
Alpha Bank
NBG
Proforma

Enhanced Liquidity Position

Loan to Deposit Ratio, Q3.2010



125%
99%
109%
Alpha Bank
NBG
Proforma

(1) Proforma including the expected benefit from forthcoming Finansbank offering and net of restructuring charges equal to pre-tax fully phased synergies. As of 3Q 3010 page 8

National Bank of Greece

A Top European Player with Enhanced International Visibility

- *The merger would create a significant player in the European banking market:*
  - *€190 Bn of total assets as of 3Q 2010*
- *A combined market cap of €9.7 Bn, before the expected rerating from the value of synergies, would rank the combined entity among the 30 largest banks in Europe*
- *The transaction would provide strategic benefits and easier access to the international capital markets*


A European Player
Market Cap (€ Bn), Feb 17th 2011
153,9 1. HSBC
78,6 2. Santander
70,4 3. BNP Paribas
64,4 4. RBS
56,0 5. Lloyds
14,2 21. SEB
13,6 (1) NBG + Alpha
13,1 22. PKO BP
12,0 23. Natixis
11,8 24. Danske
11,6 25. KBC
11,1 26. Swedbank
10,8 27. Pekao
8,7 28. Raiffeisen
8,0 29. Commerzbank
7,2 30. NBG
6,8 31. MPS
6,5 32. Dexia
6,4 33. Banco Popular
5,9 34. OTP
5,0 35. UBI
2,5 44. Alpha
Total Assets (€ Bn), 1H.2010
2 237 1. BNP Paribas
1 971 2. HSBC
1 936 3. Barclays
1 926 4. Deutsche Bank
1 925 5. RBS
243 26. SEB
241 27. Postbank
209 28. Erste
200 29. Swedbank
191 NBG + Alpha
179 30. Bank of Ireland
131 31. UBI
128 32. Banco Popular
126 33. Banesto
122 34. NBG
98 35. BCP
87 36. Eurobank
86 37. Sabadell
85 38. BES
78 39. Raiffeisen
68 40. Alpha
57 41. Piraeus
49 42. BPI
40 43. PKO BP
36 44. OTP
32 45. Pekao
21 46. BRE Bank

Source: Factset

(1) Including the net present value of expected synergies

page 9

page 10 National Bank of Greece Greek Pension System18% Domestic Inst. Inv. 11% Retail Investors 39% International Inst. Inv. 32% Greek Pension System 12% International Inst. Inv. 33% Retail Investors 41% Costopoulos Family 3% Domestic Inst. Inv. 11% A Widespread Investor Base (1) Source: company websites, NBG as of 17th February 2011 (2) Of which, 1.2% directly held by the Greek state; this would be diluted to c. 0.9% post merger (3) Including stake directly held by the Greek state (2) (3) NBG Pre-Deal Ownership Structure(1) Alpha Pre-Deal Ownership Structure(1) Pro-Forma Combined Ownership Structure (0.727 x-ratio) •Pro-forma combined bank shareholder structure has a balanced mix between institutional and retail investors •The Greek State would be diluted to 0.9% on its direct stake, while along with the stake of the Greek Pension System, it will decrease to 12% Costopoulos Family 9% International Inst. Inv. 34% Retail Investors 47% Domestic Inst. Inv. 10%

National Bank of Greece

Synergies: Bottom-Up Analysis in Line with Precedents

		Estimate €mn pre-tax p.a.	*Precedents[1]*
Cost Synergies:	• *Rationalization of SEE operations* • *Lower domestic overhead costs* • *Lower capital investment for support infrastructure*	€250 - €325 7-9% of combined base 21%-27% of Alpha's base	– 9% of combined base – 27% of smaller co. base
Funding Synergies:	• *Expected optimization of funding costs as merger enhances depositors' confidence* • *Strength of combined balance sheet is expected to reduce wholesale funding costs over time*	€200 - €225	n.a.
Revenue Synergies:	• *Combined customer pools would allow for increased sales effectiveness, optimal risk underwriting, reduction in customer acquisition costs* • *Best practice sharing and productivity alignment between the two organizations*	€100 - €150 1-2% of combined base 4%-6% of Alpha's base	– 2.5% of combined base – 6% of smaller co. base
	Total ▶	€550 - €700	

(1) Sample includes: Commerzbank / Dresdner, EFG / Ergobank, Lloyds / HBOS, BBV / Argentaria, Santander / BCH, UCI / Capitalia, Intesa / Sanpaolo IMI, BPU / Banca Lombarda, BNP / Paribas, Piraeus Bank on ATEbank and Hellenic Postbank

page 11

page 12 National Bank of Greece 325 95 85 145 Amount (€mn) Combined Domestic Branch Network •Resizing of c. 10% of the combined distribution network primarily through natural attrition Domestic Overhead Expenses •Rationalization of back-office and headquarter functions, with particular focus on G&A expenses SEE Operations •Top-down estimate on a country by country basis, with the objective of rationalizing overlaps Total Expected Synergies Drive Significant Value Creation –Focus on Cost Synergies % of Total Cost Synergies 45% 26% Cost Synergies: Run Rate per annum 45% 26% 29% 100%

page 13 National Bank of Greece 225 5 30 112 78 Domestic Deposit Funding Re-rating Sub Debt Re-rating Wholesale Debt Re-rating Total •Alignment of Alpha’s cost of time deposits to that of NBG (Alpha has close to €20 Bn time deposits) Domestic Time Deposits •Improved discipline related to the combined deposit basis of ca €100 Bn •Expected improvement in wholesale funding cost as a result of increased market confidence in the combined entity Amount (€ mn) % of Total Funding Synergies Expected Synergies Drive Significant Value Creation – Focus on Funding Synergies Funding Synergies: Run Rate per annum 35% 50% 2% 100% 13%

page 14 National Bank of Greece •Funding synergies expected to be achievable in a relatively short time frame •Revenue/ cost synergies both fully phased on a three year timeframe •Restructuring costs estimated at c. 100% of fully phased synergies •Analysis on this slide based on €700 mn fully phased synergies Phasing of Synergies – 100% expected by Year 3(1) 81 195 325 189 189 225 50 113 150 320 497 Year 1 Year 2 Year 3 Cost Funding Revenue Total 700 Final Run Rate (1) Post closing of the transaction Synergies Phasing (€mn) Costs 25% 60% 100% Funding 84% 84% 100% Revenues 33% 75% 100% Gap to fully phased run rate €380mn €203mn 0 page 15 National Bank of Greece •Illustratively, using 2012 IBES EPS estimates and fully phased synergies, transaction would be 57-68% EPS accretive to Alpha shareholders; transaction would be 20% accretive to Alpha before synergies – 2012 EPS accretion of 23-30% for NBG’s shareholders, based on fully phased synergies •2012 RoTBV for the combined group – 14-1%-14.9%, assuming fully phased synergies – 11.2% excluding synergies •Synergies NPV would amount to €3.0 Bn to €3.8 Bn(2), implying a value uplift (3) of: – 49%- 58% for Alpha Bank’s shareholders – 25% -33% for NBG’s shareholders A Combination Compelling in Financial Terms(1) (1)Based on IBES consensus; ranges built using €550 MM - €700 MM (2)Based on a discount rate of 12%; 20% tax rate; restructuring costs equal to fully phased synergies (3)Value uplift calculated as the difference between the value of each bank’s shareholders stake in the combined group and the respective current market capitalisation. Combined group assumed equal to the sum of Alpha Bank’s market capitalisation, NBG’s market capitalisation and NPV of synergies page 16 National Bank of Greece •Combination would create leading bank in Greece: – Strong CT1, enhanced liquidity position and ability to sustain macro uncertainty •European ambitions: – SEE powerhouse and on path to be among top 25 in Europe •Significant value creation: – High synergy potential and proven integration track-record of both management teams •Benefit for stakeholders: –Increased efficiency and improved service for customers, stronger balance sheet for depositors and capacity to support the economy in its recovery Closing remarks